Exhibit 99.3

INTRODUCTION 5 - Methoxy - N,N - dimethyltryptamine ( 5 - MeO - DMT) is a potent, fast - acting, naturally - occurring psychoactive tryptamine 1 . It is predominantly found in the bufotoxin of the Sonoran Desert toad 2 and was first synthesized in 1936 3 . It acts on the 5 - HT 1 A and 5 - HT 2 A receptors , and it has been suggested that the 5 - HT 1 A subtype is functionally dominant 4 . 5 - MeO - DMT has been used in recreational or self - exploratory contexts 2 . 5 - MeO - DMT has been reported to be proficient in eliciting so called peak psychedelic experiences (PE) . These are s tates during an intense psychedelic experience that are defined by feelings of ego dissolution and experiences of oneness or unity . These can be very profound and meaningful experiences, which may correlate with therapeutic outcomes . In the current study, 5 - MeO - DMT was administered via inhalation as GH 001 , a novel vaporized 5 - MeO - DMT formulation . AIMS The primary aim of the study was to investigate safety, tolerability and dose - related psychoactive effects of GH 001 in healthy volunteers . Additional aims were to a ssess the impact of GH 001 on cognition, mood, and well - being, as well as to determine the best dosing regimen to reliably elicit a PE . METHODS The study was comprised of two single - arm parts, where Part A (n= 18 ) consisted of four single dose levels ( 2 mg, 6 mg, 12 mg, 18 mg) . Part B (n= 4 ) was comprised of an individualized dosing regimen (IDR), of up to three increasing doses on a single day ( 6 mg, 12 mg, 18 mg) . The part B consecutive doses were only administered if the previous dose did not elicit a PE . This was assessed using a proprietary novel PE scale (PES), consisting of 3 visual analogue scales . Aside from a (medical) screening and the single administration day, follow up visits were conducted on day 1 and day 7 after the dosing day . A total of 22 healthy volunteers ( 9 female, 13 male) aged 18 to 42 years ( M = 29 , SD = 6 . 08 ) with a history of prior psychedelic use participated in the study . To avoid expectancy effects, participants were not informed about the identity of the study drug until completion of the study . Measures of the psychedelic experience (PES, EDI, MEQ, CEQ, 5 D - ASC) were analyzed using ANOVAs with single factor Dose ( 5 levels : 2 , 6 , 12 , 18 mg and IDR) . The cognitive tests (DSST, PVT, PMT), measures of well - being (DASS - 21 , SWLS, FFMQ, CADSS, BPRS), and vital signs were analysed using GLM RM - ANOVAs with the factors Dose ( 5 levels) and Time ( 3 levels : Baseline, post - administration, 7 - day follow up) . RESULTS Psychedelic experience ANOVAs indicated a significant effect of 5 - MeO - DMT Dose on ratings of the PES (F 4 , 17 = 9 . 302 , p < . 001 , η p 2 = 0 . 686 ), EDI (F 4 , 17 = 6 . 925 , p = . 002 , η p 2 = 0 . 62 ), MEQ (F 4 , 17 = 8 . 026 , p = . 001 , η p 2 = 0 . 654 ), and Reduction of Vigilance as assessed with the 5 D - ASC (F 4 , 17 = 4 . 023 , p = . 018 , η p 2 = 0 . 486 ) . The effects of dose on ratings of Oceanic Boundlessness approached significance (F 4 , 17 = 2 . 901 , p = . 053 , η p 2 = 0 . 406 ) . Planned contrasts indicated higher mean ratings of the psychedelic experience at higher doses compared to the lowest dose of 2 mg . A Phase 1, Dose - Ranging Trial to Assess the Safety and Psychoactive Effects of a Vaporized 5 - Methoxy - N,N - Dimethyltryptamine Formulation (GH001) in Healthy Volunteers Reckweg JT 1 *, Mason NL 1 , van Leeuwen C 1 , Toennes SW 2 , Terwey TH 3 , Ramaekers JG 1 *presenting author 1 Department of Neuropsychology & Psychopharmacology, Faculty of Psychology & Neuroscience, Maastricht University, Maastricht, the Netherlands 2 Institute of Legal Medicine, University of Frankfurt, Frankfurt, Germany 3 GH Research, Dublin, Ireland Correspondence to: J. G. Ramaekers or J. T. Reckweg j.ramaekers@maastrichtuniversity.nl johannes.reckweg@maastrichtuniversity.nl Department of Neuropsychology & Psychopharmacology T (JGR) +31 43 388 1951 T (JTR) +31 43 388 1530 Maastricht University P.O. Box 616 6200 MD Maastricht, the Netherlands Disclosure statement : The study was funded by GH Research, Dublin, Ireland Figure 1 Mean (SE) and individual retrospective ratings of the acute psychedelic experience (PES, EDI, MEQ, CEQ) per dose level . Average of ≥ 75 on PES indicated a PE . In part A, four participants reported a peak experience (i . e . , PES rating ≥ 75% ) : one participant at the 6 mg dose, two participants at the 12 mg dose, one participant at the 18 mg dose . In part B, all four participants in the IDR group reached a PE ; one participant after first dose ( 6 mg), two after second dose ( 6 mg + 12 mg), and one participant after three doses ( 6 mg + 12 mg + 18 mg) . Cognition and well - being For the measures on cognition and well - being, no clinically relevant effects of Dose or TimexDose were observed . The factor Time reached significance for the SLWS, BPRS , and the Amnesia and Derealization subscales of the CADSS . Safety and tolerability All doses were considered safe and well - tolerated . There were no dropouts and no serious adverse events (AEs) reported . There were two AEs of moderate severity (fatigue, heart rate increase) with all other AEs being mild (e . g . nausea, headache, anxiety), and all AEs resolved spontaneously . There were no significant effects of Dose on measures of systolic/diastolic blood pressure or heart rate and only a non - clinically significant effect of Time ( p = . 003 ), reflecting a mild decrease in heart rate from baseline to 3 hours post - administration (heart rate remained within normal range) . Plasma concentrations Plasma concentrations of 5 - MeO - DMT were very low at 1 hour post - administration and barely measureable at 3 hours post - administration . Bufotenin concentrations were below limit of detection ( 0 . 006 ng/ml) at all time points . Psychopharmacology in Maastricht F igure 2 Mean (SE) and individual CADSS and DASS ratings per dose level. CONCLUSION • Administration of GH 001 was well tolerated • Short duration of effects support safety profile • Individual variability for dose - related effects  IDR may be preferable for clinical applications that aim to optimize therapeutic response References 1 Shulgin, A . , and Shulgin, A . (1997) . Tryptamines I Have Known and Loved : The Chemistry Continues . Berkeley, CA : Transform Press . 2 Weil, A . T . , & Davis, W . (1994) . Bufo alvarius : A potent hallucinogen of animal origin . Journal of Ethnopharmacology , 41 , 1 – 8 . 3 Hoshino, T . , and Shimodaira , K . (1936) . Über Die Synthese Des Bufotenin - Methyl - Äthers ( 5 - Methoxy - N - Dimethyl - Tryptamin) Und Bufotenins ( Synthesen in Der Indol - Gruppe . Xv ) . Bull . Chem . Soc . Jpn . 11 , 221 – 224 . doi : 10 . 1246 /bcsj . 11 . 221 4 Krebs - Thomson, K . , Ruiz, E . M . , Masten, V . , Buell, M . , and Geyer, M . A . (2006) . The Roles of 5 - HT 1 A and 5 - HT 2 Receptors in the Effects of 5 - MeO - DMT on Locomotor Activity and Prepulse Inhibition in Rats . Psychopharmacology (Berl) . 189 , 319 – 329 . doi : 10 . 1007 /s 00213 - 006 - 0566 - 1 Poster # P.0665